20549-4561

May 23, 2006

Leonard MacMillan, President
Lexaria Corporation via
Business First Formations, Inc.
3702 South Virginia Street, Suite G12-401
Reno, Nevada 89509-6030

Re: Lexaria Corporation
    Form SB-2, amendment number 1 and number 2
    Filed May 5, 2006 and May 10, 2006
    File Number 333-132134

Dear Mr. MacMillan:

We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise this document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that throughout the filing you discus the status of your operations through March 31, 2006. Please revise as necessary to update your disclosures about your oil and gas properties and other significant events through the date of your filing. Consider the guidance provided in Item 102 of Regulation S-B and Industry Guide 7 with respect to required disclosures about your oil and gas properties.

Form SB-2 Cover

2.   Our first letter of comment to you was returned to us and we were advised by your attorney that the address of your agent for service may not be viable. If need be, revise the cover to include a valid address by which a reader can contact your company.

Prospectus Cover Page

3.   As previously requested by comment number 1, please revise the first paragraph to clarify that the shares will be sold at $0.15 per share until a market develops, as you do on page 5.

Our Business, page 4

4.   Please disclose here that you only have two principal officers, who are your only two directors, also your only two employees, and that neither of them have any prior experience in the oil and gas business. Please provide similar disclosure at the seventh paragraph on page 21.

5.   As previously requested by our prior comment number 9, please revise the description of your interest in the two drilling projects to be meaningful for an ordinary investor. Consider doing this in as straightforward a manner as possible in the summary and providing more detailed description in the body of the text.

6.   Please disclose, as correct, that Lexaria is not required to pay any further amounts in order to receive its percentage ownership in net revenue, for example, further well development costs, supporting delivery pipeline costs and the like.

Our Oil and Gas Projects, page 12

7.   It is not clear why you give any percentage ownership in projects other than the ultimate percentage that the company will receive. Please explain why any other values are important to an investor. Please also consider this for the summary.

History, page 13

8.   Please use a table heading other than "Farmout Lands" that is more meaningful for your reader. Also replace the column heading "Farmee's earned WI…" with more meaningful information. As currently addressed, this information appears to be presented in a legalistic manner. Please provide the table and related information in plain English. Avoid shortened forms such as "WI" and "BPO." Use shortened forms that are meaningful for your reader or write out these terms.

9.   Please revise the second and third paragraphs on page 14 to be meaningful for an ordinary investor. Clearly disclose how this information relates to your stated 2% net ownership in the Strachan project.

Management's Discussion and Analysis…, page 21

10.   We note the reference to your advisory board in the fourth paragraph. Please describe this board more completely under appropriate heading. Indicate when it was formed, who is on this board, its purpose, activity to date and any other material information about it.

Leonard MacMillan…, page 26

11.   If not otherwise clear, describe the business nature of each company identified. Note also for Ms. Rees. For example, describe the business nature of Trend Technology and Golden Aria.

Principal Stockholders, page 29

12.   Disclose the natural person who votes the shares owned by the first four parties identified in the table or disclose that you do not know who this is.

Financial Statements for the fiscal year ended October 31, 2005

General

13.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

14.   Please file updated consents for all audited financial statements included in your next filing.

Note 3 – Capital Stock, page F-11

15.   We have read your response to comment 39 of our letter dated March 27, 2006. Please revise your footnote disclosure to include disclosures similar to those provided in your response in order to clarify the reasons for differing sale prices of the shares issued on June 9, 2005.

16.   We also note that the dates shown for your recent sales of unregistered securities in the first paragraph of Item 26 do not appear to agree to the dates of the share issuances in the

statement of stockholders' equity on pages F-3 and F-16. Please revise your filing to remove these discrepancies or provide us an explanation and reconciliation of these items.

Note 4 – Oil and Gas Properties, page F-12

17.   In response to comment 40 of our letter dated March 27, 2006, you state that you have made revisions accordingly. We do not note any of the requested changes in the amended filing. Accordingly, we reissue our prior comment.

Exhibit 99

18.   In Item 27 you state that the form has been used for all of the shares issued to date. The exhibit is as of June 9, 2005 and shows a subscription price of $0.15 yet the company sold 9.8 million shares to subscribers in December 2004 and then 2.4 million from February 2005 through June 9, 2005.   Please reconcile this situation.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Amanda Roberts 202-551-3417, Amit Pande, Assistant Chief Accountant at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax : David Fraser
        Fax number 604-669-5791